September 1, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (202) 347-2172

Georgia S. Derrico
Chairman and Chief Executive Officer
Southern National Bancorp of Virginia, Inc.
1770 Timberwood Boulevard, Suite 100
Charlottesville, Virginia 22911

> **Re:** **Southern National Bancorp of Virginia, Inc.**
> **Registration Statement on Form S-1**
> **Filed on August 4, 2006**
> **File Number 333-136285**
> **Registration Statement on Form S-4**
> **Filed on August 10, 2006**
> **File Number 333-136476**

Dear Ms. Derrico:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We note that you will be having two offering at or near the same time. When you go effective, provide the latest information about the other offering in each prospectus.

2.   Please revise to cull from your document legalism and defined terms. For example, revise to eliminate words such as, herein, thereon, thereunder, pursuant to, *etc*. Review your document to reduce the use of defined terms that investors already know, such as "Federal Deposit Insurance Corporation (FDIC)" and eliminate other defined terms that investors will not remember.

Acquisition of 1st Service, page 3

3.   In the first paragraph, note what the shareholders of 1st Service will receive for each of their 1st Service shares, if the transaction is consummated.

Summary Consolidated Financial Data, page 6

4.   Please revise the headnote to provide information similar to that you have disclosed in Note 1 to state the basis for the presentation of pro forma data.

Risk Factors, page 8

5.   We note that the merger of 1st Service appears to impact your financial ratios and common share data on pages 7 and 25. Please include a risk factor explaining how the merger will affect your financial condition and performance.

Our recent results may not be indicative of our future results and may not …, page 8

6.   To the extent possible, please avoid discussions of generic risks that typically apply to most banks. Please revise to discuss this risk factor and other risk factors make the offering speculative or risky, or replace this language with specific disclosure of how your company would be affected.

Anti-takeover provisions of our Articles of Incorporation and Bylaws …, page 14

7.   Please refer the investor to more extensive discussion regarding this risk. For example, your disclosure regarding "Certain Takeover Considerations" provides a more complete discussion regarding impediments to gaining control of your company.

Use of Proceeds, page 19

8.   In the first paragraph underneath the table, disclose the anticipated cost to open the new branch in Warrenton, Virginia.

Price Range of Our Common Stock and Dividends, page 20

9.   We note that you sold 3.5 million shares in 2005. Please provide a brief legal
        analysis on what exemption you relied.

Capitalization, page 21

10.   Please revise the capitalization table to reflect the sale of common stock in the
        offering at the 10%, 50% and 100% levels.

Dilution, page 22

11.   Please revise the dilution table at the 50% level to be consistent with the
        financial information presented.

12.   Please revise the discussion to present the amount of dilution that purchasers
        will incur on a pro forma basis which gives effect the acquisition of 1st Service
        Bank.

13.   In this section briefly discuss the effect of the proposed acquisition upon
        dilution.

Selected Consolidated Financial Date, page 24

14.   Reference is made to footnote (9) on page 26. Please clarify to whom the
        "we" refers.

Management's Discussion and Analysis of Financial Condition and Results…, page 27

15.   We note the substantial increases in assets as well as income among the
        different reporting periods. Please revise to clarify in your disclosure if the
        principal reason for the increases result from acquisitions (*e.g.*, Clifton Forge)
        or growth generated from your own business.

16.   We note that the presentation of financial results makes comparison of
        comparable periods difficult. For example, you compare the period from
        inception at April 14, 2005 to June 30, 2005 to the period for the six months
        ended June 30, 2006. In addition the period of April 14, 2005 to December 31,
        2005 does not have an analogous period of comparison. We note your
        disclaimer in the footnote on pages 30 and 40. Please include language noting
        the difficulty of comparison among these periods at the outset of the sections
        on Selected Consolidated Financial Data and Management's Discussion and
        Analysis of Financial Condition and Results of Operations.

17. We note that some of the information is presented on a tax-equivalent basis. In your documents, please explain what that is and why you present it that way.

Income Taxes, page 36

18. Please revise the first sentence of the discussion since the company did not report an operating loss for the six month period ended June 30, 2006.

Financial Condition – Loan Portfolio, page 36

19. Please revise the filing where applicable to refer to total gross loans receivable.

20. Please revise the loan portfolio table line item to refer to Commercial and Multi-Family Residential and Loans Receivable, net of unearned income.

Business – Residential Mortgage Lending – Construction, page 59

21. Please revise as appropriate to reconcile your disclosures that the company had $3.7 million in residential construction loans at June 30, 2006 to the amount of construction, land and other loans appearing on page 37 in the amount of $21,407.

The Merger, page 66

22. Given the possibility that an investor is also investing in the business of 1st Service, please augment the disclosure to give more information pertaining to 1st Service.

Code of Ethics, page 75

23. We note your disclosure regarding your code of ethics. Please revise to respond to Item 406(c) of Regulation S-K how investors will access the code of ethics.

Executive Compensation, page 76

24. Please clarify the first sentence in this section by noting that no officer of SNBV is paid a salary, bonus or other form of compensation, in addition to their compensation paid by the bank.

25. We note on page 77 that you include four officers in your disclosure on

executive compensation. We assume that no other officer triggers the disclosure requirements. If true, please confirm supplementally.

26.   We note on page 77 that you include four officers in your disclosure on executive compensation; however, Item 402(a)(3) of Regulation S-K requests the four most highly compensated executive officers in addition to the CEO. Please revise or advise.

Change in Control Agreements, page 77

27.   Reference is made to the last paragraph of this section. Please disclose what the change of control payments would have been, including any 280G payments, assuming that they had been triggered as of a recent date.

Warrants, page 93

28.   You mention your private placement that closed in March 2005. Please provide a brief legal analysis surrounding the exemption upon which you relied.

Where You Can Find More Information, page 98

29.   Please delete the sixth sentence of this paragraph. If you include a brief description in your prospectus, it must be complete.

SNBV – Notes to Audited Financial Statements
Note 1(P) - Organization and Significant Accounting Policies
 – Branch Acquisition, page F-12

30.   Since the December 2, 2005 Clifton branch acquisition appears to be the acquisition of all the inputs and outputs of a significant business, please provide the required audited financial statements and other information for the target. Alternatively, tell us how you determined that that information is not required citing the authoritative accounting and reporting literature.

Note 9 –Stockholders Equity, page F-19

31.   We note that warrants to purchase an aggregate of 75,000 shares of SNBV'S common stock were issued to organizers in recognition of the financial risk undertaken when they made advances to the company for organizational and pre-opening costs. Please tell us how you determined the fair value of these warrants on the date of their issuance and how you accounted for their issuance, citing the authoritative accounting literature.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements
Consolidated Balance Sheet, page F-28

32.   Please revise the consolidated balance sheet to present the pro forma
       adjustments on a gross basis.

33.   Please revise the balance sheet to present loans held for sale as a separate line
       item.

Note 3 - Key to Pro Forma Adjustments, page F-31

34.   We note the planned sale of residential mortgage loans in the amount of $49.3
       million and the pay down of borrowings and brokered certificates of deposit in
       the amount of $45.1 million. Please revise the pro forma financial statements
       to delete planned transactions so that you only include adjustments which are
       directly attributable to the transaction, are expected to have a continuing
       impact on the registrant, and are factually supportable. Description only of
       planned transactions is appropriate.

35.   Please revise the note to state the nature of the pro forma adjustment related to
       accrued merger costs. Refer to the discussion of 1st Service Bank's
       management's interests on page 67.

Note 4 – Mortgage Division, page F-32

36.   Please tell us how you determined that the closing of the mortgage division of
       the Bank in April 2006 did not meet the requirements for discontinued
       operations treatment in the historical financial statements. Provide your
       analysis of the authoritative accounting literature.

37.   Please tell us why you did not present pro forma adjustments to eliminate the
       results of the mortgage division from the pro forma results of operations of 1st
       Service Bank.

Exhibits 5 and 8

38.   Please file your tax and legal opinions with your next filing.

Form S-4

       All comments above, that are applicable to the Form S-4, should be complied
with. In addition, we have the following comments that are specific to the S-4.

Cover Letter

39.   We note in your cover letter that you refer to General Instruction C.4.c(iii) of
       Form S-4; however, we do not see that contained in the Form S-4. You might
       be referring to General Instruction D.4.c(iii) of Form S-4. If so, please
       confirm.

Forepart of Registration Statement

40.   We note that you state the price as "NA" on the forepart of the registration
       statement and that you describe on the outside front cover page that each
       outstanding share of 1st Service Bank common stock converts into the right to
       receive 0.76092 of a share of SNBV common stock and $5.26 in cash, plus
       cash in lieu of any fractional interest in SNBV common stock. Please revise
       so that the investor receives disclosure regarding the offering price in
       accordance with Item 501 of Regulation S-K. The information may be
       presented in any format that fits the design of the cover page so long as the
       information can be easily read.

Required votes to approve the proposals …, page 4

41.   In Proposal Two, clearly state that if shareholders do not approval this
       proposal, then parachute payments will not be made.

Other Information, page 109

42.   We note that you state, "[a]s permitted by the SEC's rules, this document does
       not contain all of the information you can find in the registration statement."
       Please revise to disclose on which rules you rely. If information is omitted,
       please refer the investor to where the information can be obtained.

                              *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management

are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Christina Harley at (202) 551-3695 or Donald Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Jeffrey A. Koeppel, Esq.
        Elias Matz Tiernan & Herrick L.L.P.
        734 Fifteenth Street, NW – 12th Floor
        Washington, DC 20005